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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            THE TIMES MIRROR COMPANY
                            (Name of Subject Company)

                                 TRIBUNE COMPANY
                        (Name of Filing Person - Offeror)

                 Series A Common Stock, Par Value $1 Per Share;
                 Series C Common Stock, Par Value $1 Per Share
                         (Title of Class of Securities)

                            887364 10 7; 887364 30 5
                      (Cusip Number of Class of Securities)

                           --------------------------
                              Crane H. Kenney, Esq.
                  Vice President, General Counsel and Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                            Telephone: (312) 222-9100
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                           --------------------------
                                    Copy to:
                            Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

                           ---------------------------
                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION        AMOUNT OF FILING FEE
               ---------------------        --------------------
                   $2,660,000,000*                 $532,000

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share, and Series C Common Stock, par value $1 per share (collectively, the "Shares"), at a price per Share of $95 in cash. Such number of Shares represents approximately 48% of the Shares deemed outstanding for financial reporting purposes as of March 13, 2000.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $532,000              Filing Party:   Tribune Company
Form or Registration No.:  Schedule TO         Date Filed:  March 21, 2000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                Page 1 of 4 Pages
                         Exhibit Index begins on Page 4

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
            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Tribune Company, a Delaware corporation ("Tribune") on March 21, 2000. The Schedule TO relates to the offer by Tribune to purchase up to a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share and Series C Common Stock, par value $1 per share (collectively, the "Shares"), of The Times Mirror Company, a Delaware corporation ("Times Mirror"), at a purchase price of $95 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2).

ITEMS 1 THROUGH 9, 11 AND 12

            Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

            (1) Section 15 of the Offer to Purchase is hereby amended and supplemented with the following information.

            On April 6, 2000 the FTC notified Tribune that its request for early termination of the waiting period under the HSR Act in connection with the Offer was granted. The required waiting period under the HSR Act with respect to the Merger will expire at 11:59 p.m., New York City time, on April 26, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time.

            (2) A copy of the press release dated April 6, 2000, issued by Tribune announcing the early termination of the waiting period with respect to the Offer is attached hereto as Exhibit (a)(9) and is incorporated by reference.

            (3) Item 12 is hereby amended and supplemented with the following information:

            (a)(9)  Text of Press Release issued by Tribune dated April 6,
2000.

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
                                    SIGNATURE
                                    ---------

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2000

                                    TRIBUNE COMPANY



                                    By /s/    CRANE H. KENNEY
                                      ------------------------------
                                       Name:  Crane H. Kenney
                                       Title: Vice President, General Counsel
                                               and Secretary




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
                                  EXHIBIT INDEX
                                  -------------

(a)(9) Text of Press Release issued by Tribune dated April 6, 2000.



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